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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                RCN Corporation
                               (Name of Company)

                                  Common Stock
                                $1.00 Par Value
                        (Title of Classes of Securities)

                            -----------------------

                                    74936101
                                (Cusip Numbers)

                         Level 3 Telecom Holdings, Inc.
                       (Name of Persons Filing Statement)

                             Neil J. Eckstein, Esq.
                        c/o Level 3 Communications, Inc.
                              1025 Eldorado Blvd.
                              Broomfield, CO 80021
                                 (720) 888-1000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                October 1, 1999
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: o

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                                  Page 1 of 9

                                  SCHEDULE 13D

CUSIP No.  74936101                                            Page 2 of 9 Pages
         -----------

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      1       NAME OF REPORTING PERSON:  Level 3 Telecom Holdings, Inc.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  47-0761
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      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
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      3       SEC USE ONLY

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      4       SOURCE OF FUNDS

                    N/A

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      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

                    N/A
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
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                                   7       SOLE VOTING POWER  (See Item 5)
                                             26,640,970 Common Stock
                                   --------------------------------------------
                                   8       SHARED VOTING POWER (See Item 5)
                                             0
                                   --------------------------------------------
          NUMBER OF SHARES         9       SOLE DISPOSITIVE POWER (See Item 5)
     BENEFICIALLY OWNED BY EACH              26,640,970 Common Stock
       REPORTING PERSON WITH       --------------------------------------------
                                   10      SHARED DISPOSITIVE POWER (See Item 5)
                                             0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    26,640,970 Common Stock
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    34.9% of Common Stock
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     14       TYPE OF REPORTING PERSON
                    CO
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                                  Page 2 of 9

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     The following information amends the Schedule 13D dated September 30, 1997
(the "Schedule 13D").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 2.  Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

     This statement is filed on behalf of Level 3 Telecom Holdings, Inc., a Delaware corporation ("LTTH"), formerly known as Kiewit Telecom Holdings Inc. In March of 1998, LTTH changed its name from "Kiewit Telecom Holdings Inc." to "Level 3 Telecom Holdings, Inc." References in the Schedule 13D to "Kiewit Telecom" shall be construed as references to LTTH.

     Level 3 Communications, Inc., a Delaware corporation ("LTC", and together with LTTH, the "Level 3 Companies"), owns 90% of the common stock and all of the preferred stock of LTTH. David C. McCourt, Chairman and Chief Executive Officer of the Company, owns the remaining 10% of the common stock of LTTH.

     LTTH was formed to invest in telecommunications businesses that primarily serve residential customers. The address of the principal executive offices and principal business of LTTH is 1025 Eldorado Blvd., Broomfield, CO 80021. Information as to each executive officer and director of LTTH is set forth in Schedule A attached hereto, which is incorporated herein by reference.

     LTC is a holding company that engages in the information services, communications, and coal mining businesses through ownership of operating companies and equity positions in public companies. The address of the principal executive offices and principal business of LTC is 1025 Eldorado Blvd., Broomfield, CO 80021. LTC is the surviving corporation from the merger of Peter Kiewit Sons' Inc. and Kiewit Diversified Group Inc. (which had changed its name to Level 3 Communications, Inc. prior to that merger). References in the Schedule 13D to the "Kiewit Companies" shall be construed as references to the "Level 3 Companies".

     LTC is the ultimate parent of LTTH. Information as to each executive officer and director of LTC is set forth in Schedule B attached hereto, which is incorporated herein by reference.

     During the last five years, none of the Level 3 Companies nor, to the best knowledge of the Level 3 Companies, any of the persons listed on Schedule A or B attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby supplemented with the following information:

     On April 13, 1998, the Company issued a one-for-one stock dividend to each holder of record of shares of Common Stock on March 20, 1998. As a result of such stock dividend, the shares of Common Stock owned by LTTH increased from 13,320,485 shares to 26,640,970 shares (the "Company Shares").

   Item 5.  Interest in Securities of the Company.

     The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) and (b) LTTH owns 26,640,970 shares of Common Stock, representing approximately 34.9% of the outstanding Common Stock.

     LTTH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of LTTH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

     David C. McCourt is the beneficial owner of 39,872 shares of Common Stock representing less than .1% of the shares of the outstanding Common Stock.1 Mr. McCourt has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares. Mr. McCourt disclaims beneficial ownership of 19,884 shares of Common Stock beneficially owned by his wife.

     James Q. Crowe is the beneficial owner of 6,711 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Richard R. Jaros is the beneficial owner of 29,910 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     Walter Scott, Jr. is the beneficial owner of 7,326 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

     All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on October 1, 1999.

     Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock.

     (c) Except as described above, no transactions in the Common Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.

     (d)  Inapplicable.

     (e)  Inapplicable.

--------
     1 Excludes 149,174 shares of Common Stock issued to Mr. McCourt as a matching contribution under the RCN Corporation Executive Stock Purchase Plan (47,973 of which are unvested) and excludes shares issued to Mr. McCourt pursuant to the Company's Stock Plan for Non-Employee Directors.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     On October 1, 1999, the Company and Vulcan Ventures Incorporated ("Vulcan") entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") providing for the purchase by Vulcan of 1,650,000 shares of Series B 7% Senior Convertible Preferred Stock ("Preferred Stock") of the Company.

     If stockholder approval of the issuance of the Preferred Stock is required under the Rules of The Nasdaq Stock Market, the Company has agreed with Vulcan to cause a meeting of its stockholders (the "Stockholder Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the issuance of the Preferred Stock.

     As an inducement and a condition to Vulcan entering into the Stock Purchase Agreement, LTTH entered into a Voting Agreement with Vulcan and the Company dated as of October 1, 1999 (the "Voting Agreement"). Pursuant to the Voting Agreement, LTTH has agreed, among other things, to vote at the Stockholder Meeting all the shares of Common Stock held by it (i) in favor of the issuance of the Preferred Stock and (ii) in favor of any other matter relating to the consummation of the transactions contemplated by the Stock Purchase Agreement and against any action which would reasonably be expected to result in a failure of the closing conditions in the Stock Purchase Agreement to be satisfied. LTTH has granted to Vulcan an irrevocable proxy to vote the shares of Common Stock held by LTTH as provided in the preceding sentence. LTTH has also agreed not to transfer ownership of any shares of Common Stock held by it unless the transferee agrees to be bound by the terms and conditions of the Voting Agreement. A copy of the Voting Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The description herein of certain provisions of the Voting Agreement is qualified in its entirety by reference thereto.

     Except for the Voting Agreement, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

     Exhibit 1: Stock Purchase Agreement dated as of October 1, 1999 between the Company and Vulcan Ventures Incorporated.

     Exhibit 2: Voting Agreement dated as of October 1, 1999 among the Company, Level 3 Telecom Holdings, Inc. and Vulcan Ventures Incorporated.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 6, 1999

                                   LEVEL 3 TELECOM HOLDINGS, INC.


                                   By: /s/ Neil Eckstein
                                      ------------------------------------------
                                      Name: Neil Eckstein
                                      Title: Vice President

                                                                      SCHEDULE A

       DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 TELECOM HOLDINGS, INC.

The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Telecom Holdings, Inc. are set forth below.

                                                                         Principal Occupation or
Name and Office Held            Business Address       Citizenship              Employment
--------------------          -------------------      -----------       -----------------------
David C. McCourt              105 Carnegie Center         USA            Chairman, Chief
President, Director           Princeton, NJ 08540                        Executive Officer, RCN

James Q. Crowe                1025 Eldorado Blvd.         USA            President, Chief
Director                      Broomfield, CO 80021                       Executive Officer, Level
                                                                         3 Communications, Inc.
Walter Scott, Jr.             1025 Eldorado Blvd.         USA            Chairman, Director,
Director                      Broomfield, CO 80021                       Level 3 Communications,
                                                                         Inc.
R. Douglas Bradbury           1025 Eldorado Blvd.         USA            Executive Vice President
Vice President and            Broomfield, CO 80021                       and Chief Financial
Director                                                                 Officer, Level 3
                                                                         Communications, Inc.
Thomas C. Stortz              1025 Eldorado Blvd.         USA            Senior Vice President,
Vice President, Secretary     Broomfield, CO 80021                       General Counsel and
                                                                         Secretary, Level 3
                                                                         Communications, Inc.
Neil J. Eckstein              1025 Eldorado Blvd.         USA            Vice President, Assistant
Vice President and            Broomfield, CO 80021                       General Counsel and
Assistant Secretary                                                      Assistant Secretary, Level
                                                                         3 Communications, Inc.

                                                                      SCHEDULE B


        DIRECTORS AND EXECUTIVE OFFICERS OF LEVEL 3 COMMUNICATIONS INC.

     The name, business address, citizenship, title, and present principal occupation or employment of each of the directors and executive officers of Level 3 Communications Inc. are set forth below.

                                                                         Principal Occupation or
Name and Office Held            Business Address       Citizenship              Employment
--------------------          -------------------      -----------       -----------------------
Walter Scott, Jr.             1025 Eldorado Blvd.         USA            Director, Peter Kiewit
Director                      Broomfield, CO 80021                       Sons'

William L. Grewcock           1025 Eldorado Blvd.         USA            Director, Peter Kiewit
Director                      Broomfield, CO 80021                       Sons'

Kenneth E. Stinson            1025 Eldorado Blvd.         USA            Chairman, President,
Director                      Broomfield, CO 80021                       Chief Executive Officer,
                                                                         Peter Kiewit Sons' Inc.
Richard R. Jaros              1025 Eldorado Blvd.         USA            Former President, Kiewit
Director                      Broomfield, CO 80021                       Diversified Group Inc.

James Q. Crowe                1025 Eldorado Blvd.         USA            President, Chief
President, Chief              Broomfield, CO 80021                       Executive Officer, Level
Executive Officer,                                                       3 Communications, Inc.
Director

Philip B. Fletcher            1025 Eldorado Blvd.         USA            Former Chief Executive
Director                      Broomfield, CO 80021                       Officer and Chairman of
                                                                         ConAgra, Inc.

R. Douglas Bradbury           1025 Eldorado Blvd.         USA            Chief Financial Officer,
Chief Financial Officer,      Broomfield, CO 80021                       Level 3
Director                                                                 Communications,  Inc.

Kevin J. O'Hara               1025 Eldorado Blvd.         USA            Executive Vice President
Executive Vice President      Broomfield, CO 80021                       and Chief Operating
and Chief Operating                                                      Officer, Level 3
Officer                                                                  Communications, Inc.

Thomas C. Stortz              1025 Eldorado Blvd.         USA            Senior Vice President
Senior Vice President         Broomfield, CO 80021                       General Counsel,
General Counsel,                                                         Secretary, Level 3
Secretary                                                                Communications, Inc.

Robert E. Julian              1025 Eldorado Blvd.         USA            Former Chairman, PKS
Director                      Broomfield, CO 80021                       Information Services Inc.

David C. McCourt              105 Carnegie Center         USA            Chairman, Chief
Director                      Princeton, NJ 08540                        Executive Officer, RCN
                                                                         Corporation


                                  Page 8 of 9



                                                                         Principal Occupation or
Name and Office Held            Business Address       Citizenship              Employment
--------------------          -------------------      -----------       -----------------------
Michael B. Yanney             1025 Eldorado Blvd.                        USA               Chairman, Chief
Director                      Broomfield, CO 80021                                         Executive Officer,
                                                                                           America First
                                                                                           Companies, L.L.C.

Colin V.K. Williams           1025 Eldorado Blvd.                      Bermuda             Executive Vice
Executive Vice                Broomfield, CO 80021                                         President, Level 3
President                                                                                  Communications, Inc.

Michael Jones                 1025 Eldorado Blvd.                        USA               Senior Vice President,
Senior Vice                   Broomfield, CO 80021                                         Level 3
President                                                                                  Communications, Inc.

Ivan Barkhorn                 1025 Eldorado Blvd.                        USA               Senior Vice President,
Senior Vice                   Broomfield, CO 80021                                         Level 3
President                                                                                  Communications, Inc.

Eric Mortensen                1025 Eldorado Blvd.                        USA               Controller, Level 3
Controller                    Broomfield, CO 80021                                         Communications, Inc.






                                  Page 9 of 9